

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2013

Via E-mail
Ms. Susan K. Carter
Chief Financial Officer
KBR, Inc.
601 Jefferson Street, Suite 3400
Houston, Texas 77002

      RE: KBR, Inc.
              Form 10-K for the Year Ended December 31, 2012
              Filed February 20, 2013
              Response dated April 12, 2013
              File No. 1-33146

Dear Ms. Carter:

We have reviewed your response letter dated April 12, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis

Executive Overview, page 24

2. We note your response to comment two of our letter dated April 1, 2013. In your discussion of results of operations, you quantify certain revenue and income amounts related to specific

projects. If it is not already apparent based on your results of operations discussion, please further expand your proposed disclosures to better convey the extent to which significant projects, including the completion of projects, may impact your revenues or income from continuing operations.

Results of Operations, page 32

Income (Loss) by Business Group, page 34

3. We note your response to comment six of our letter dated April 1, 2013.   We continue to believe that your current presentation of total business group income outside of the ASC 280 note to the financial statements constitutes a non-GAAP financial measure. Please expand your disclosures to identify this as a non-GAAP financial measure as well as to provide all of the disclosures called for by Item 10(e) of Regulation S-K. Your disclosures should include a statement disclosing the reasons why you believe this measure provides useful information to investors and any additional purposes for which you use this non-GAAP financial measure. Refer to Compliance and Disclosures Interpretation 104.04 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Financial Statements

Notes to the Financial Statements

Note 9. U.S. Government Matters

Government Compliance Matters, page 82

4. We note your response to comment 12 of our letter dated April 1, 2013.   In your proposed disclosures related to the Construction Services matter, you do not believe that you face a risk of significant loss in excess of amounts accrued. It is not clear whether significant is meant to be the same as material. Please revise your proposed disclosures to state that you do not believe you face a risk of material loss in excess of amounts accrued, if true.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief